VIA EDGAR

December 8, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forma Therapeutics Holdings, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-251198

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Forma Therapeutics Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 10, 2020, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Gabriela Morales-Rivera at (617) 570-1329. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Gabriela Morales-Rivera, by facsimile to (617) 801-8858.

If you have any questions regarding this request, please contact Gabriela Morales-Rivera of Goodwin Procter LLP at (617) 570-1329.

Sincerely, FORMA THERAPEUTICS HOLDINGS, INC.

/s/ Frank D. Lee
Frank D. Lee President and Chief Executive Officer

Cc:	Todd Shegog, SVP and Chief Financial Officer, Forma Therapeutics Holdings, Inc.

Jeannette Potts, SVP and General Counsel, Forma Therapeutics Holdings, Inc.

William D. Collins, Esq., Goodwin Procter LLP